UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aeon Global Health Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00774U 107

(CUSIP Number)

Sohail Ali

2225 Centennial Drive

Gainesville, GA 30504

(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Sohail Ali I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,023,531
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,023,531
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,023,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 9,915,064 shares of Common Stock of Aeon Global Health Corp. outstanding, plus 20,362 shares underlying restricted stock units which will vest within 60 days of the date hereof.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 3 of 5

Explanatory Note

Sohail Ali (the “Reporting Person”) originally filed a Schedule 13D on July 25, 2017 (the “Original 13D”) regarding his holdings of securities of Aeon Global Health Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). This Amendment No. 2 amends and supplements the Original 13D and amendment No. 1 to the Original 13D, filed on July 27, 2018 (collectively, the “Prior 13D”). The Reporting Person is filing this Schedule 13D/A to reflect changes in his ownership of shares of the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer resulting from transactions contemplated pursuant to a Settlement and Restructuring Agreement dated as of July 19, 2018 by and among, the Issuer, the Reporting Person and the other parties named therein. Unless specifically amended hereby, the disclosures set forth in the Prior 13D shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 3 of the Prior 13D are incorporated herein by reference and the description of the transactions described therein, and the agreements entered into between the Issuer and the Reporting Person, are incorporated herein by reference to the disclosures set forth in the Prior 13D and the exhibits filed with such Prior 13D. Item 3 of the Prior 13D is hereby supplemented to include the following information.

As previously reported in the Prior 13D, on July 19, 2018, the Issuer entered into a Settlement and Restructuring Agreement (the “Agreement”) with Peachstate Health Management, LLC (“Peachstate”), its wholly-owned subsidiary, and the former members of Peachstate party to such Agreement (the “Former Members”), including the Reporting Person. As reported in the Prior 13D, pursuant to the Agreement, the parties agreed to, among other things, resolve certain disagreements relating to the interpretation of certain provisions of the Amended and Restated Agreement and Plan of Merger dated as of January 26, 2016, and as subsequently amended (the “Merger Agreement”) pursuant to which Peachstate became a wholly-owned subsidiary of the Company (the “Merger”), including those provisions pertaining to the earnout consideration contemplated by the Merger Agreement.

Under the Agreement, the Issuer agreed that in consideration of the agreements by the Former Members set forth therein, including the restructuring the consideration due to them under the Merger Agreement, it shall issue an aggregate of 2,500,000 shares of its Common Stock to the Former Members, pro rata based on their respective percentage ownership of Peachstate prior to the Merger. Under the Agreement, such additional shares shall be deemed earned and issued on February 28, 2019. On February 28, 2019, the Company issued the Former Members the additional shares of Common Stock contemplated by the Agreement, including 520,750 shares of Common Stock issued to the Reporting Person.

The information set forth in this Item 3 is qualified in its entirety by the Settlement and Restructuring Agreement, filed as Exhibit 1 to this Schedule 13D/A, and such agreement is incorporated herein by reference.

Item 4. Purpose of Transaction.

The response to Item 4 of the Prior 13D is incorporated herein by reference and is hereby supplemented by incorporating herein by reference the information set forth in response to Item 3 of this Schedule 13D/A. The Reporting Person currently intends to hold these securities for investment purposes. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Further, the Reporting Person is a non-executive employee of the Issuer and may be issued additional equity securities of the Issuer from time to time in connection with compensation arrangements that he may enter into with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of page 2 of this Schedule 13D/A, which items are incorporated herein by reference. As of February 28, 2019, due to the issuance of the 520,750 additional shares of Common Stock to the Reporting Person pursuant to the Agreement, the Reporting Person may be deemed to be the beneficial owner of 1,023,531 shares of the Issuer’s Common Stock, representing 10.3% of the outstanding shares of the Issuer’s Common Stock. In accordance with Rule 13d-3, the shares of the Issuer’s Common Stock deemed to be beneficially owned by the Reporting Person also include 20,362 shares underlying unvested restricted stock units granted to him as of March 31, 2018, which will vest within 60 days, and exclude (i) 102,857 shares underlying unvested restricted stock units granted to him in June 2017, (ii) 50,986 shares underlying unvested restricted stock units granted to him in June 2018, and (iii) 64,286 shares underlying unvested restricted stock units granted to him in December 2018. The Reporting Person was granted these securities in his capacity as an employee of the Issuer. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 9,915,064 outstanding shares of Common Stock of the Issuer, plus 20,362 shares underlying restricted stock units which will vest within 60 days of the date hereof.

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(b)(i)-(iv)  The Reporting Person may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

(c)  In addition to the transactions described in Item 3 of this Schedule 13D/A, on December 6, 2018, the Issuer granted 64,286 restricted stock units to the Reporting Person. The restricted stock units were granted under the Issuer’s 2011 Omnibus Equity Incentive Plan, as amended and will vest on the one-year anniversary of the grant date. As such restricted stock units do not vest until December 6, 2019, the shares of Common Stock issuable to the Reporting Person upon the settlement of such award have not been included in the beneficial ownership of the Reporting Person as reported on this Schedule 13D/A.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in the Prior 13D and in Item 3 of this Schedule 13D/A.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Form of Settlement and Restructuring Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 4, 2019	By:	/s/ Sohail Ali
		Name:	Sohail Ali